[redacted]

09055679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 26 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street - 19th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Cotta (212) 698-0851
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pegg & Pegg LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway - Suite 1105A	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger Cotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tocqueville Securities L.P., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Operating Officer
of the General Partner

Title

Notary Public

JOSEPH COOPER
Notary Public, State of New York
No. 01CO5809801 Qualified in Nassau County
Certificate Filed in New York County
Commission Expires October 31, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

Independent Auditors' Report

To the General and Limited Partners of
Tocqueville Securities L.P.
(Formerly Lepercq, de Neuflize/Tocqueville Securities L.P.)

We have audited the accompanying statements of financial condition of Tocqueville Securities L.P. (formerly Lepercq, de Neuflize/Tocqueville Securities L.P.) (a limited partnership) as of December 31, 2008, 2007 and 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Tocqueville Securities L.P. (formerly Lepercq, de Neuflize/Tocqueville Securities L.P) as of December 31, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Pegg & Pegg LLP

New York, NY
February 24, 2009

TOCQUEVILLE SECURITIES L.P.
(FORMERLY LEPERCQ, DE NEUFLIZE/TOCQUEVILLE SECURITIES L.P.)
(a limited partnership)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31,		
	2008	2007	2006
Cash and Cash Equivalents (Note 2)	$ 2,224,235	$ 1,260,260	$ 179,032
Commissions Receivable	528,180	639,364	393,019
Due from General Partner (Note 5)	-	-	13,928
Due from Limited Partner (Note 5)	-	237,660	1,374,539
Prepaid Expenses	53,718	14,574	19,558
Investments (Note 6)	25,000	120,002	120,002
Other	100,000	57,826	57,826
TOTAL ASSETS	$ 2,931,133	$ 2,329,686	$ 2,157,904

LIABILITIES AND PARTNERS' CAPITAL

	2008	2007	2006
LIABILITIES:			
Accounts Payable and Accrued Expenses	$ 47,000	$ 40,000	$ 71,702
Due to Limited Partner (Note 5)	373,482	-	-
Due to Withdrawn Partner (Note 5)	-	13,271	-
Taxes Payable	41,624	53,052	16,323
Other Payable (Note 5)	-	3,662	6,785
TOTAL LIABILITIES	$ 462,106	$ 109,985	$ 94,810
PARTNERS' CAPITAL:			
General Partner	$ 25,191	$ 22,697	$ 15,409
Limited Partners	2,443,836	2,197,004	2,047,685
TOTAL PARTNERS' CAPITAL	$ 2,469,027	$ 2,219,701	$ 2,063,094
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,931,133	$ 2,329,686	$ 2,157,904

See accompanying notes to financial statements.

TOCQUEVILLE SECURITIES L.P
(FORMERLY LEPERCQ, DE NEUFLIZE/TOCQUEVILLE SECURITIES L.P.)
(a limited partnership)
NOTES TO FINANCIAL STATEMENTS

1. Organization

Tocqueville Securities L.P. (formerly Lepercq, de Neuflize/Tocqueville Securities L.P.) (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership changed its name to Tocqueville Securities L.P on February 15, 2008. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership (the "General Partner") is Tocqueville Management Corp., (formerly Francois Sicart & Associates, Inc.). For the year ended December 31, 2008 the limited partner of the Partnership is Tocqueville Asset Management L.P. For the years ended 2007, and 2006 the limited partners of the partnership were Tocqueville Asset Management L.P. and LN Securities Inc., (formerly Lepercq, de Neuflize Securities Inc.).

In connection with a series of transactions and amended and restated agreements, the Partnership admitted LN Securities Inc. as a limited partner with a 33 1/3% ownership interest, in exchange for brokerage accounts and a 30% ownership interest in Lepercq de Neuflize Asset Management LLC (a Delaware limited liability company) contributed by LN Securities Inc.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. The Partnership will have all power and authority necessary or appropriate for the conduct of such business.

Profits and losses are computed separately with respect to items specially allocated among the Partners. LN Securities Inc. is allocated 40% of gross commission revenues earned from the Lepercq clients, less related clearing charges. All remaining profits and losses are allocated 1% to Tocqueville Management Corp. and 99% to Tocqueville Asset Management L.P. Distributions shall be made to the Partners in accordance with the manner in which profits and losses have been allocated.

Effective December 31, 2007, LN Securities Inc.'s partnership interest was redeemed by the Partnership. Following this redemption, Tocqueville Management Corp. owns a 1% interest in the Partnership and Tocqueville Asset Management L.P. owns a 99% interest in the Partnership. Profits and losses will be allocated 1% to Tocqueville Management Corp. and 99% to Tocqueville Asset Management L.P.

2. Significant Accounting Policies

Financial Statement Presentation

For comparative purposes, certain account balances have been reclassified on the financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

At December 31, 2008, cash and cash equivalents included demand deposits and a Dreyfus Investment Fund. At December 31, 2007 and December 31, 2006, cash and cash equivalents included demand deposits and Tamarack Investment Funds.

Concentration of Credit Risk

The Partnership maintains its cash deposit account at a commercial bank and its money market account in a Dreyfus Investment Fund. The commercial bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, the cash deposit account balance may exceed the federally insured limits. The money market account is covered under the U.S. Treasury Department's Temporary Guarantee Program for Money Market Funds. At December 31, 2008, $266,541 of the money market balance was not guaranteed by the U.S. Treasury. The Partnership has not experienced any losses on its accounts. Management believes that the Partnership will not be exposed to any significant credit risk on the accounts.

Income Taxes

The Partnership had no material differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that would have resulted in temporary differences as defined in the FASB Statement of Financial Accounting Standards 109, Accounting for Income Taxes. Furthermore, the Partnership had no net operating loss carryforward or carryback. Accordingly, the Partnership did not recognize a deferred tax asset or liability.

Commissions and Related Clearing Expenses

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. Net Capital Requirements

The Partnership, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such Rule prohibits the Partnership from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined).

The Partnership maintained the required minimum net capital at December 31, 2008, 2007 and 2006. Its ratio of aggregate indebtedness to net capital did not exceed the defined threshold.

4. Income Taxes

The Internal Revenue Code of 1986, as amended, provides that a partnership is not subject to Federal income tax. Each partner takes into account separately on their tax return their share of the income, gains, losses, deductions, or credits, whether or not any distribution is made to such partner. Accordingly, no provision has been made for Federal income tax. The provision for income taxes consists entirely of the New York City Unincorporated Business Tax.

5. Related Party Transactions

At December 31, 2008, the Partnership owed Tocqueville Asset Management L.P. $373,482 for outstanding working capital advances.

At December 31, 2007, the Partnership had made working capital advances of $237,660 to its Limited Partner, Tocqueville Asset Management L.P. Working capital advances of $13,928 to its General Partner and $1,374,539 to its Limited Partner, Tocqueville Asset Management L.P. were outstanding at December 31, 2006.

As part of an agreement with the Partnership, its affiliates provide certain services as may be required by the Partnership to conduct its business. The cost of such services includes salaries, payroll taxes, 401(k) expense, rent and general administrative expenses and is allocated to the Partnership based on estimated usage and/or its estimated contribution to gross income.

At December 31, 2008, December 31, 2007 and December 31, 2006, the Partnership owed LN Securities Inc $0, $3,662 and $6,785, respectively. The amounts represent mutual fund fees which the Partnership collected on behalf of LN Securities Inc.

At December 31, 2007, the Partnership owed LN Securities Inc. $13,271 for the redemption of its partnership interest.

In 2004, the Partnership had guaranteed a term promissory note with a bank for Tocqueville Asset Management L.P.

6. Investments

On October 26, 1999, the Partnership purchased 45,000 restricted shares of TimeBills.com, Inc. Series B convertible, preferred stock for $45,000. In March 2000, TimeBills.com changed its name to OpenAir.com. During 2000, the Partnership purchased 15,152 restricted shares of the company's Series C convertible, preferred stock for $50,002. On August 19, 2008, the Partnership sold their position in OpenAir.com for $130,097. The sale resulted in a realized gain of $35,095.

As part of the series of transactions discussed in Note 1, the Partnership received a non-cash capital contribution, in the form of a 30% ownership interest in Lepercq de Neuflize Asset Management LLC, and certain brokerage accounts, valued at $25,000. The LLC operating agreement allocates profit to the Partnership only upon the sale of LLC assets or upon the completion of a merger in which the LLC is not the surviving entity.

Management has decided to carry the investment at cost.

On June 28, 2000, the Partnership purchased 300 warrants of the National Association of Securities Dealers, Inc. for $3,300. In June 2005, the Partnership exercised the warrants and purchased 300 warrant shares for $4,500. In February 2006, the Partnership sold the warrant shares for $12,000. In June 2006, 300 shares of NASDAQ Market Inc. were purchased for $4,800. The shares were subsequently sold for $7,725.

7. Profit-Sharing Plan

Tocqueville Securities L.P. is a participating employer in the Tocqueville Asset Management L.P. Tax Deferred Savings Plan. The plan is a defined contribution plan that covers substantially all of the Partnership's employees. Contributions to the plan are based on a formula as stated in the plan agreement. For 2008, a participant may elect to defer 100% of compensation up to a maximum of $15,500 or $20,500 if at least age 50 by the end of 2008. The Partnership may contribute on behalf of each participant a matching contribution, up to 100% of each participant's elective deferral, but elective deferrals that exceed 5% of compensation will not be considered. The maximum matching contribution for 2008 is $11,500.

8. Clearing Broker

Effective June 2008, the Partnership entered into a fully disclosed clearing agreement with a new broker-dealer. The Partnership clears its customers' transactions through this broker-dealer on a fully disclosed basis.

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the General and Limited Partners of
Tocqueville Securities L.P.
(Formerly Lepercq, de Neuflize/Tocqueville Securities L.P.)

In planning and performing our audits of the statements of financial condition of Tocqueville Securities L.P. (formerly Lepercq, de Neuflize/Tocqueville Securities L.P.) ("the Partnership") as of December 31, 2008, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statements of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2008, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Pegg & Pegg LLP

New York, NY
February 24, 2009

TOCQUEVILLE SECURITIES L.P.
(FORMERLY LEPERCQ, DE NEUFLIZE/TOCQUEVILLE SECURITIES L.P.)
(a limited partnership)

Statements of Financial Condition

December 31, 2008, 2007 and 2006

(With Independent Auditors' Report Thereon)

Pegg & Pegg LLP
New York, NY